UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

COMPANY NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRATION	:	00124

TAX PAYER I.D.	:	91.144.000-8

In accordance with the provisions of Article 9 and Paragraph 2 of Article 10 of Law No. 18,045, and General Rule No. 30 of the Securities and Insurance Commission of Chile, the following is hereby informed as an event of material nature regarding the company Embotelladora Andina S.A. (the “Company”), its business, its publicly offered securities or their offer:

INTERIM DIVIDEND:

As authorized by the Ordinary Shareholders’ Meeting held on April 27th of this year, the Board of the Company at its meeting held November 20th of this year, agreed to distribute the following amounts as interim dividend:

a) $24.48 (Twenty four pesos and forty eight cents) for each Series A share, and

b) $26.928 (Twenty six pesos and nine hundred twenty eight cents) for each Series B share.

This dividend will be paid against net results for the year 2012, and shall be available to the shareholders as from December 27th, 2012, being the Shareholders’ Record closed for payment purposes, the fifth business day prior to this date, that is, December 20th, 2012.

Santiago, November 21nd, 2012

(signed)

Jaime Cohen Arancibia

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, November 21, 2012